                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934


                               PAMECO CORPORATION
                               ------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)


                                   697934305
                                   ---------
                                 (CUSIP Number)

                            Angus C. Littlejohn, Jr.
                             Littlejohn & Co., LLC
                             115 East Putnam Avenue
                         Greenwich, Connecticut  06830
                                 (203) 861-4005
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                January 16, 2001
                                ----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D/A-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------------------              -------------------------------
CUSIP No. 697934305                             Page 2 of 8 Pages
---------------------------------              -------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Littlejohn Fund II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            16,633,779

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,697,661
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,633,779

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,630,994
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,264,773

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      89.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14c
      PN
------------------------------------------------------------------------------

     *Percentage based on a total outstanding of 23,689,643 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and converted into 4,666,666 shares of Common Stock.

SCHEDULE 13D

--------------------------                                  -------------------
CUSIP No.  697934305                                        Page 3 of 8 Pages
--------------------------                                  -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Littlejohn Associates II, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,633,779
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,697,661
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,633,779
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,630,994
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      21,264,773
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      89.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

      *Percentage based on a total outstanding of 23,689,643 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and converted into 4,666,666 shares of Common Stock.

SCHEDULE 13D

------------------------------                     ---------------------------
CUSIP No.  697934305                                Page 4 of 8 Pages
------------------------------                     ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Angus C. Littlejohn, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          16,633,779
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,697,661
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          16,633,779
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,630,994
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,264,773
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      89.76%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14e
      IN
------------------------------------------------------------------------------

      *Percentage based on a total outstanding of 23,689,643 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and converted into 4,666,666 shares of Common Stock.

SCHEDULE 13D

-----------------------------                     ----------------------------
CUSIP No. 697934305                               Page 5 of 8 Pages
-----------------------------                     ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quilvest American Equity Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,590,202
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,590,202
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,590,202
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*
13
      65.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

*Percentage based on a total outstanding of 7,055,863 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 28,000 shares of Series A Preferred Stock, as converted into 933,333 shares of Common Stock, (iii) 10,000 shares of Series B Preferred Stock, as converted into 591,715 shares of Common Stock, (iv) 10,000 shares of Series C Preferred Stock, as converted into 1,515,152 shares of Common Stock, and (v) warrants to purchase 28,000 shares of Series A Preferred Stock, as exercised and converted into 933,333 shares of Common Stock.

This Statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons, also constitutes Amendment No. 7 to the Statement on Schedule 13D, as amended, previously filed by Quilvest American Equity Ltd. ("Quilvest") with respect to shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pameco Corporation, a Georgia corporation. The Class A Common Stock is currently denominated as Common Stock, par value $.01 per share (the "Common Stock"), of Pameco Corporation, a Delaware corporation (the "Company"). This Statement amends the previously filed Statement on Schedule 13D filed by the Reporting Persons. Information in this Statement with respect to Quilvest or its affiliates has been provided by Quilvest. Information in this Statement with respect to the other Reporting Persons has been provided by such other Reporting Persons.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          By letter dated January 16, 2001 (the "Offer Letter," attached hereto as Exhibit 1), Quilvest and Littlejohn Fund II, L.P. ("Littlejohn," and together with Quilvest, the "Buyers") communicated to the Board of Directors of the Company their proposal to acquire all of the outstanding shares of Common Stock of the Company (the "Proposed Acquisition") for a cash purchase price of $0.40 per share (the "Consideration").

          Pursuant to an agreement between the Buyers (the "Buyers Term Sheet," attached hereto as Exhibit 2), Buyers intend to form an entity, to be owned eighty percent (80%) by Littlejohn and twenty percent (20%) by Quilvest, that will acquire the Common Stock. The Buyers have calculated that, assuming there are no dissenting shares, approximately $986,265 will be required to pay the aggregate Consideration due to holders of Common Stock of the Company (other than shares held by the Reporting Persons/1/) at the closing of the Proposed Acquisition. Buyers expect that the funds to be used to pay the Consideration shall come from their respective working capital.

          The transactions contemplated by the Offer Letter and the Buyers Term Sheet are subject to a number of terms and conditions set forth therein. The information set forth in response to this Item 3 is qualified in its entirety by reference to the Offer Letter and the Buyers Term Sheet, which are expressly incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons originally acquired the shares of Common Stock beneficially owned by each of them for investment purposes. However, pursuant to the Offer Letter, Buyers have proposed the Proposed Acquisition. The Proposed Acquisition is conditioned on, among other things, (i) the negotiation and execution of a definitive agreement acceptable to each of the Buyers and the Company, and the satisfaction of the conditions set forth therein; (ii) approval by a special committee of the Board of Directors of the Company consisting solely of directors who are not affiliated with either Littlejohn or Quilvest;
(iii) approval by the investment committees and Boards of Directors of Littlejohn and Quilvest, respectively, (iv) receipt of the necessary consents from the Company's existing senior and subordinated lenders such that such indebtedness will remain outstanding after consummation of the Proposed Acquisition on substantially the same terms and conditions as are presently in effect; and (v) the absence of any material adverse change in the financial condition, results of operation, assets, liabilities or business of the Company.

          If the Proposed Acquisition is completed, (i) each of the shares of the Common Stock of the Company outstanding at the time of the Proposed Acquisition (other than dissenting shares, and any shares held either in the Company's treasury or by the Reporting Persons, which will be canceled) will be converted into the right to receive the Consideration; (ii) Buyers shall indirectly own one hundred percent (100%) of the outstanding shares of the Company; (iii) it is expected that the Common Stock of the Company shall cease to be authorized to be quoted on the OTC Bulletin Board or on any other interdealer quotation system of a registered national securities association; and (iv) it is expected that the Common Stock of the Company shall be removed from registration, and Company shall cease to be a reporting company, under the 1934 Act.


/1/ At the purchase price proposed by Buyers, the total outstanding shares would be valued at $1,232,932. The total Consideration estimated to be paid by Buyers does not account for 616,667 shares, valued at $246,667, owned by the Reporting Persons.

          The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the 1934 Act.

          Except as disclosed in Item 3 and this Item 4, none of the Reporting Persons has any current plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the 1934 Act; or (j) any action similar to any of those enumerated in clauses (a) through (i) above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Letter from Quilvest American Equity Ltd. and Littlejohn Fund II, L.P. to Pameco Corporation, dated as of January 16, 2001.

          Exhibit 2. Term Sheet executed by Quilvest American Equity Ltd. and Littlejohn Fund II, L.P.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 16, 2001            Littlejohn Fund II, L.P.

                                   By:  Littlejohn Associates II, LLC, General
                                        Partner



                                   By:  /s/ Harry F. Weyher III
                                      -------------------------
                                   Name:  Harry F. Weyher III
                                   Title:  Manager



                                   Littlejohn Associates II, LLC



                                   By:  /s/ Harry F. Weyher III
                                      -------------------------
                                   Name:  Harry F. Weyher III
                                   Title:  Manager



                                   /s/ Angus C. Littlejohn, Jr.
                                   ---------------------------
                                   Angus C. Littlejohn, Jr., individually



                                   Quilvest American Equity Ltd.



                                   By:  /s/ Willem F.P. de Vogel
                                   -----------------------------
                                   Name:  Willem F.P. de Vogel
                                   Title:  Attorney-in-Fact